SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                            AMES NATIONAL CORPORATION

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                    031001100

                                 (CUSIP Number)

                                December 31, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule to which this Schedule is filed:

                  [_]      Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [_]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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


CUSIP No. 031001100                                                 SCHEDULE 13G


1.       Name of Reporting Person

         Robert W. Stafford

         I.R.S. Identification No. of Above Person (entities only)

         Not Applicable

2.       Check the appropriate box if a member of a group

         (a)      ______

         (b)      ___X__

3.       SEC Use Only

4.       Citizenship or Place of Organization

         Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


5.       Sole Voting Power

         175,719

6.       Shared Voting Power

         155,378

7.       Sole Dispositive Power

         175,719

8.       Shared Dispositive Power

         155,378

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         331,097

10.      Check box if the aggregate amount in Row (9) excludes certain shares


11.      Percent of Class Represented by Amount in Row 9

         10.6%

12.      Type of Reporting Person

         IN

1.       Name of Reporting Person

         Charlotte H. Stafford

         I.R.S. Identification No. of Above Person (entities only)

         Not Applicable

2.       Check the appropriate box if a member of a group

         (a)      ________
         (b)      ____X___

3.       SEC Use Only

4.       Citizenship or Place of Organization

         Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


5.       Sole Voting Power

         11,380

6.       Shared Voting Power

         155,378

7.       Sole Dispositive Power

         11,380

8.       Shared Dispositive Power

         155,378

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         166,758

10.      Check box if the aggregate amount in Row (9) excludes certain shares

11.      Percent of Class Represented by Amount in Row 9

         5.3%

12.      Type of Reporting Person

         IN


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

ITEM 1(a).  NAME OF ISSUER.

            Ames National Corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

            P.O. Box 846
            Ames, IA 50010


ITEM 2(a).  NAME OF PERSON FILING.

            This filing is made on behalf of Robert W. Stafford and Charlotte H. Stafford. Mr. Stafford and Ms. Stafford each disclaim membership in a group. Mr. Stafford disclaims beneficial ownership of the 11,380 shares over which Ms. Stafford has sole voting and dispositive power. Ms. Stafford disclaims beneficial ownership of the 175,719 shares over which Mr. Stafford has sole voting and dispositive power. Mr. Stafford and Ms. Stafford are co-trustees of two trusts with aggregate holdings of 155,378 shares over which Mr. Stafford and Ms. Stafford have shared voting and dispositive power. Mr. Stafford, however, disclaims any pecuniary interest in any of the shares held by the trusts.

ITEM 2(b).  ADDRESS OF THE PRINCIPAL OFFICES OR RESIDENCE:

            Robert W. Stafford's business address is P.O. Box 846, Ames, Iowa 50010 and Charlotte H. Stafford's residence address is 9701 Meyer Forest Drive, Apt. 12202, Houston, Texas 77096-4324.

ITEM 2(c).  CITIZENSHIP.

            Robert W. Stafford - Iowa
            Charlotte H. Stafford - Texas

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

            Common Stock.


ITEM 2(e).  CUSIP NUMBER.

            031001100


ITEM 3.     IF THE STATEMENT IS BEING FILED PURSUANT TO SECTION
            240.13d-1(b), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable

ITEM 4.     OWNERSHIP.

            As of December 31, 2003, Robert W. Stafford and Charlotte H. Stafford, collectively, beneficially owned an aggregate of 342,477 shares of the common stock of Ames National Corporation, which represented approximately 10.9 percent of the outstanding shares. Mr. Stafford and Ms. Stafford each disclaim membership in a group, and their individual share ownership and percentages and information regarding the manner in which the shares are beneficially owned are set forth in their respective cover pages. Mr. Stafford disclaims beneficial ownership of the 11,380 shares over which Ms. Stafford has sole voting and dispositive power. Ms. Stafford disclaims beneficial ownership of the 175,719 shares over which Mr. Stafford has sole voting and dispositive power. Mr. Stafford and Ms. Stafford are co-trustees of two trusts with aggregate holdings of 155,378 shares over which Mr. Stafford and Ms. Stafford have shared voting and dispositive power. Mr. Stafford, however, disclaims any pecuniary interest in any of the shares held by the trust.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
            OF ANOTHER PERSON.

            Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            PARENT HOLDING COMPANY.

            Not Applicable


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

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF A GROUP.

            Not Applicable

ITEM 10.    CERTIFICATION.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                 BY: /s/  Robert W. Stafford
                                                     ---------------------------

                                                Name Robert W. Stafford
                                                     ---------------------------
..
                                               BY:  /s/  Charlotte H. Stafford
                                                    ----------------------------

                                              Name  Charlotte H. Stafford
                                                    ----------------------------


Date:    February 13, 2004

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

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

Robert W. Stafford and Charlotte H. Stafford agree that the Schedule 13G to which this Joint Filing Agreement is attached, relating to the Common Stock of Ames National Corporation, is filed on behalf of each of them.


                                                 BY:  /s/  Robert W. Stafford
                                                      --------------------------

                                                 Name Robert W. Stafford
                                                      --------------------------
..
                                                 BY: /s/  Charlotte H. Stafford
                                                     ---------------------------

                                                 Name  Charlotte H. Stafford
                                                       -------------------------


Date:   February 13, 2004

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